Exhibit 99.6

FIFTH AMENDMENT

TO

THE FIRSTMERIT CORPORATION AND AFFILIATES

EMPLOYEES’ SALARY SAVINGS RETIREMENT PLAN

(as amended and restated effective January 1, 2007)

WHEREAS, FirstMerit Corporation (“Employer”) has established The FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the “Plan”) for the benefit of its eligible employees and the eligible employees of the Plan’s Participating Employers; and

WHEREAS, the Plan has been amended and restated effective generally on and after January 1, 2007; and

WHEREAS, Section 18.1 of the Plan provides that FirstMerit Corporation may amend the Plan on behalf of its eligible employees and the eligible employees of the Participating Employers; and

WHEREAS, the Employer desires to amend the Plan in certain respects;

NOW THEREFORE, the Plan shall be amended effective as of October 1, 2010, as follows:

1. The definition of “Beneficiary” set forth in Section 1.4 shall be deleted and the following shall be substituted:

1.4 “Beneficiary” shall mean the person, persons, or trust designated by the Member to receive payments in the event of his death.

2. The first sentence of Section 5.2(a) shall be deleted and the following shall be substituted:

The Employer shall make an Employee 401(k) Contribution for each Member out of his Compensation in accordance with a salary deferral agreement completed by the Member in a manner prescribed by the Administrative Committee.

3. The third paragraph of Section 5.2(a) shall be deleted in its entirety and the following shall be substituted:

A Member may revoke his salary deferral agreement, which revocation shall be effective on the first day of the pay period commencing after the date of the revocation, or as soon as is administratively practicable thereafter. A Member who revokes his salary deferral agreement may file a new agreement to be effective no earlier than the first day of the payroll period commencing on or after the first day of the month following the date which is six (6) months after the date of the revocation.

4. The fourth paragraph of Section 5.2(a) shall be deleted in its entirety and the following shall be substituted:

A Member may increase or decrease his salary deferral percentage as set forth in his salary deferral agreement, with such increase or decrease to be effective on the first day of the payroll period commencing on or after the first day of the month following the date the change is made, provided the change is made by the deadline established by the Administrative Committee.

5. The following section 7.3(c) shall be added to the Plan effective for the 2009 Plan Year:

Notwithstanding the foregoing, a Participant or Beneficiary who would have been required to receive required minimum distributions in 2009 from the Plan but for the enactment of Section 401(a)(9)(H) of the Code will not receive a distribution from the Plan which would have satisfied the requirements of Section 12.7 for 2009 (prior to the application of Code Section 401(a)(9)(H)) unless the Participant or Beneficiary elected to receive such distribution.

In addition, notwithstanding any provision of the Plan to the contrary, and solely for purposes of applying the direct rollover provisions of Section 7.3(b) of the Plan, a Direct Rollover may be offered for distributions that would be Eligible Rollover Distributions with or without regard to Section 401(a)(9)(H) of the Code.

6. The first sentence of the fourth paragraph of Section 9.1 shall be deleted and the following shall be substituted:

The Member shall file such directions in accordance with procedures adopted by the Administrative Committee.

7. Section 9.2 shall be deleted and the following shall be substituted:

9.2 Change in Investment of Future Contributions. A Member may change his investment direction with respect to future contributions (to the extent the Member is entitled to direct the investment of such contributions) by filing a new investment direction in the manner prescribed by the Administrative Committee. A change in investment direction shall take effect as soon as is administratively feasible after receipt of the Member’s instructions. The Member may provide instructions at any time.

A Member may also provide instruction with respect to the investment of Rollover Contributions made to the Plan pursuant to Section 7.1. Such instruction shall be made in the manner prescribed by the Administrative Committee. If the Member fails to provide direction as to the investment of a Rollover Contribution prior to its receipt, such contribution shall be invested in the default fund specified by the Administrative Committee.

A Member may also provide instruction with respect to the investment of funds received as a result of a plan merger where this Plan is the surviving plan, subject, however, to the terms of any applicable merger agreement. Such instruction shall be made in the manner prescribed by the Administrative Committee. If the Member fails to provide direction as to the investment of funds received as a result of a plan merger, the funds received for the Member’s benefit shall be invested in the default fund specified by the Administrative Committee until such time as the Member provides investment direction with respect to such funds.

8. Section 9.3 shall be deleted in its entirety and the following shall be substituted:

9.3 Change in Investment of Prior Contributions. As to account(s), or portions thereof over which a Member has authority to direct investments under Section 9.1 above, the Member may transfer and reinvest assets held in such account(s) among the various investment funds available under Section 9.5. Such transfer shall be made in the manner prescribed by the Administrative Committee. Notice of confirmation of any unwritten instructions shall be sent to the Member. The Member may provide instructions at any time.

9. The first sentence of Section 10.3(c) shall be deleted and the following shall be substituted:

In the event of a hardship distribution or partial distribution, the Member’s investment funds shall be sold on a pro rata basis until the amount of the distribution is satisfied.

10. The second sentence of Section 10.3(e) shall be deleted and the following shall be substituted:

In the event of a loan, the Member’s investment funds shall be sold on a pro rata basis until the amount of the loan is satisfied.

11. The following new section 11.3 shall be added:

11.3 Forfeitures. The non-vested portion of a Member’s Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account will be treated as a forfeiture upon the earlier of (a) the date the account is distributed on account of the Member’s termination of employment; or (b) the date on which the Member incurs five consecutive one-year Breaks in Service.

For purposes of this section, if a Member is not vested in any portion of his Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account as of the date of his termination of employment, the Member will be deemed to have received a distribution of his vested Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account on the date of his termination of employment.

In the event that a former Member who was not 100% vested in his Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account at the time of his termination of employment (a) receives a distribution of the vested portion of such accounts; (b) returns to the employment of the Employer before he incurs five consecutive one-year Breaks in Service; and (c) repays to the Plan the full amount of his distribution within five years after the date he resumes employment, the amount of the non-vested portion of his Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account, including all forms of benefit relating to such non-vested portion that has been treated as a forfeiture, will be restored to his Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account first from forfeitures available in that year, if any, and then from contributions made by the Employer. A former Member who is deemed to have received a distribution of his vested Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account upon his termination of employment will be deemed to have repaid the forfeited portion of such account upon the date he resumes employment with the Employer, provided he resumes employment prior to the date in which he incurred five consecutive one-year Breaks in Service.

Forfeitures from a Member’s Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account, and all other forfeitures held by the Plan, unless required to be restored to the Member’s Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account pursuant to the preceding paragraph, will be used as soon as is administratively practicable, but not later than the end of the Plan Year following the Plan Year in which the forfeitures occur, to reduce the administrative expenses of the Plan, then to reduce subsequent Employer contributions made to the Plan.

12. Section 12.6(d) shall be deleted and the following shall be substituted:

(d) The consent of the Member to the distribution must not be made before the Member receives the notice and must not be made more than one-hundred eighty (180) days before the first day on which all events which entitle the Member to such benefits have occurred.

13. The last paragraph is Section 12.7(a) shall be deleted in its entirety.

14. Section 12.10 shall be deleted and the following shall be substituted:

Effective for distributions on and after January 1, 2007, a Member who is actively employed as an Employee may withdraw amounts from his Employee Post-Tax Account in accordance with procedures prescribed by the Administrative Committee. The withdrawal shall be paid to the Member within a reasonable time after the Member’s request is approved by the Administrative Committee.

15. The first two sentences, and the last sentence of Section 12.11 shall be deleted and the following shall be added to the beginning of such section:

Effective for distributions on and after January 1, 2007, upon attaining age fifty-nine and one-half (59 1/2), a Member who is an Employee may withdraw amounts from his Employee Contribution ESOP Account, Matching Contribution ESOP Account, Employee Rollover Account, Pre-Merger Employer Account, or Employer Transfer Account in accordance with procedures prescribed by the Administrative Committee and at such time and in such manner as shall be prescribed by the Administrative Committee; provided, however, that the maximum amount which may be withdrawn shall be the sum of the Member’s Employee Contribution ESOP, Matching Contribution ESOP, Employee Rollover, Pre-Merger Employer, and Employer Transfer Accounts. The withdrawal shall be paid to the Member within a reasonable time after the Member’s request is approved by the Administrative Committee or its designee.

16. The first portion of Section 12.12 up to but not including subsection “(a)” shall be deleted in its entirety and the following shall be substituted:

Effective for distributions on and after January 1, 2007, a Member who is actively employed as an Employee may withdraw amounts from his Employee Contribution ESOP, Employee Rollover, or Matching Contribution Accounts by making his request in the manner prescribed by the Administrative Committee, subject to the following provisions:

17. Section 12.12(e) shall be deleted in its entirety and the following shall be substituted:

(e) Only one (1) hardship withdrawal shall be permitted during a six (6)-month period, except that withdrawals for the purpose of the payment of tuition, related educational fees, and room and board expenses shall be permitted more often than once during a six (6)-month period, but not more-often than as such tuition, fees, and expenses become due and payable (i.e., on a quarter-by-quarter or semester-by-semester basis).

18. The first and second sentences of section 13.1 shall be deleted and the following shall be substituted:

Subject to the provisions of Section 12.8, each Member may designate a Beneficiary in the manner prescribed by the Administrative Committee to whom, in the event of his death, all benefits or any unpaid balance of benefits shall be paid. The Beneficiary so designated may be changed by the Member at any time or from time to time during his life by designating another Beneficiary in the manner prescribed by the Administrative Committee.

19. The following shall be added to Section 19.3 at the end thereof:

The Plan may charge each Member’s Aggregate Account for the administrative expenses of the Plan, and may charge each Member and alternate payee for the cost of the approval of a qualified domestic relations order.

20. Section 1 of the First Amendment to the Plan shall be deleted effective on and after January 1, 2009.

21. The following shall be added to section 2 of the First Amendment at the end thereof effective for deaths occurring on and after January 1, 2007:

In addition, a Member who dies while performing “qualified military service” shall be credited with Vesting Service for his period of qualified military service.

22. The following shall be added to the definition of “Compensation” set forth in Section 1.10, at the end thereof:

Notwithstanding the foregoing, Compensation shall exclude amounts paid to an Employee prior to the date the Employee became a Member in accordance with Section 2.1.

23. Section 20.5 shall be deleted in its entirety and the following shall be substituted:

20.5 Distribution of Dividends on Employer Stock. With regard to dividends that are attributable to the Employer Stock held in the Member’s ESOP Account, the Administrative Committee shall permit a Member to direct the Plan to:

(a) Distribute to the Member such dividends that are received by the Trustee in cash within 90 days after the end of the Plan Year in which such dividends are paid;

(b) Arrange to have such dividends distributed to the Member in cash directly by a dividend disbursement agent selected by the Administrative Committee; or

(c) Reinvest such dividends in the Member’s ESOP Account.

A Member’s election shall be made in writing or in such other manner as the Administrative Committee shall approve or direct. The Member’s election must remain in effect for a period ending on the first anniversary of the date that the Member made his election to reinvest the dividends allocable to his ESOP Accounts in Employer Stock, except that if there is a change in the Plan terms governing the manner in which the dividends are paid or distributed, the Participant must be given a reasonable opportunity to make an election under the new plan terms prior to the date on which the first dividend subject to the new plan terms is paid or distributed. If a Member elects to reinvest the dividends allocable to his ESOP Account, such dividends shall be invested in Employer Stock which shall be allocated to the Member’s account in which such shares are held. To the extent the Member does not make an election, such dividends shall be invested in Employer Stock and allocated to the Member’s account.

IN WITNESS WHEREOF, the undersigned has executed this amendment effective as set forth above.

FIRSTMERIT CORPORATION

By:	/s/ Christopher J. Maurer

Print Name:	Christopher J. Maurer

Title:	Executive Vice President

Date: August 19, 2010